SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For additional information please contact:
Jose N. Hung	Alfredo Montero
Phone: (511) 313-2123	Phone: (305) 448-0971
E-mail: jhung@bcp.com.pe	E-mail: amontero@bcpmiami.com

CREDICORP LTD.  ANNOUNCES FINANCIAL RESULTS
FOR THE QUARTER ENDED MARCH 31, 2005

Credicorp (NYSE:BAP; LSE:BAPC1) reported a consolidated net income for the quarter ended March 31, 2005 of US$46.5 million, 41.7% above net profit in the first quarter of 2004 of US$32.8 million. According to IFRS requirements, starting with this report, two net income concepts have to be identified: (i) Net Income (without deducting minority interest), and (ii) Net Income due to shareholders, where minority interest is deducted as in prior reports. Net income due to shareholders in first quarter 2005 was US$43.6 million, or US$0.55 per share, 45.1% above net income due to shareholders of US$30.1 million, or US$0.44 per share, in the first quarter of 2004.

First quarter 2005 results are higher than profits in the same year-ago quarter mainly because of higher financial income and lower loan loss provision expense.

Loan loss provisions, net of recoveries, had a positive effect in net income of the current quarter. Due to improved loan portfolio quality, recoveries of previously charged-off loans exceeded provision requirements in this quarter. Loan quality improvement is noted through a lower past-due loan ratio, that decreased from 5.7% at March 2004, to 3.3% at the end of March 2005, and by the improved coverage of bad loans by provisions which increased from 117.7% to 161.6%, respectively.

Increased revenue from Premiums and health fees, were partly offset by higher Claims and health cost expenses, which are mainly due to transactions added from Novasalud EPS, which PPS acquired in March 2004, and was finally merged in August 2004.

I. CREDICORP LTD. AND SUBSIDIARIES

CREDICORP LTD. AND SUBSIDIARIES
SUMMARY OF RESULTS
	Three months ended

(In U.S.$ millions)	31.03.04	31.12.04	31.03.05

Net interest income	90.0	105.8	103.8
Less: Provisions for possible loan losses, net(1)	10.1	5.3	(3.1)
Other income	99.9	127.4	115.2
Claims on insurance activities	28.7	44.0	40.6
Other expenses	108.2	137.9	113.1
Merger costs	1.8	0.0	0.0
Translation result	3.3	2.5	0.8
Income before income tax	44.5	48.4	69.3
Income Tax	(11.6)	(10.4)	(22.8)
Net Income	32.8	38.0	46.5
Net Income due to shareholders	30.1	34.9	43.6
Minority Interest	(2.8)	(3.2)	(2.9)
Net Income	32.8	38.0	46.5
Net Income per share (US$) (2)	0.38	0.44	0.55

(1) Net of income from recoveries of charged-off loans.
(2) Based on Net Income due to shareholders. Applies 79.8 million net outstanding shares in all periods. Treasury shares amount to 14.6 million,

       which are netted from 94.4 million total outstanding shares.

Operating Changes

The purchase of the loan portfolio from the Peruvian branch of Bank Boston, announced at the beginning of this year, was effected in stages during the months of January and February. Total loans bought amounted to approximately US$360 million.

The sale of Credicorp’s subsidiary, Banco Tequendama, was finalized in March 2005. Since the beginning of fourth quarter 2004 this subsidiary did not contribute to consolidated net income given that its sale price was fixed. Nevertheless, Credicorp’s consolidated balance sheets as of March 2005 are affected by Tequendama’s exit compared to December 2004, in which US$306.7 million of loans and US$290.5 million of deposits were included from this subsidiary.

In February 2005, Credicorp was authorized to set up Prima AFP, in which it is the main shareholder. It is expected that this new AFP will begin operating in the second semester of 2005.

Net Income from Subsidiaries

Credicorp’s principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)	1Q04	4Q04	1Q05

Banco de Crédito BCP(1)	US$25.9	US$28.1	US$43.7
Atlantic	2.9	4.0	3.4
PPS	2.8	1.9	2.2
Banco Tequendama	0.6	0.0	0.0
Credicorp and others(2)	-2.1	0.9	-5.7

Net Income due to shareholders	US$30.1	US$34.9	US$43.6

Net Income	US$32.8	US$38.0	US$46.5

(1)	Includes Banco de Crédito de Bolivia.
(2)	Includes Inversiones Crédito, Credicorp Securities and others.

In the first quarter of 2005, the Credicorp and others concept contributed a net loss of US$5.7 million, mainly due to US$2.5 million of market value provisions of certain long term investments, and to US$4.5 million of taxes on dividends received from Peruvian subsidiaries, partly offset by US$1.8 million non-recurrent gains on investments. The net income contribution of US$0.9 million in the last quarter of 2004 included a gain of US$3.0 million from the sale of long term investments on equity securities.

In the current quarter, the contributions to Credicorp’s net income due to shareholders from Banco de Crédito BCP and from Pacífico Peruano Suiza, are directly the results obtained under IFRS rules in U.S. Dollars, net of minority interests. In Section II, BCP reports net income of US$45.4 million, which net of US$1.7 million of minority interest results in its US$43.7 million contribution. In case of PPS (Section IV), its net income according to IFRS is US$2.9 million, of which US$0.7 million of minority interest is deducted. (See below: Note on Inflation Adjusted Accounting.)

The contribution of Atlantic Security Holding Corporation of US$3.4 million in the current quarter is below US$15.1 million net income shown in its books (see Section III) because of the elimination of US$11.7 million of dividends received from Credicorp. Atlantic’s US$2.9 million contribution in first quarter 2004, results from the elimination of US$4.8 million dividends from US$7.7 million net income in its records.

Banco Tequendama, which was finally sold last March 2005, was not contributing to Credicorp’s net income since the fourth quarter of 2004 because, as was mentioned above, of its fixed sale price.

Note on Inflation Adjusted Accounting

Inflation adjustment accounting rules were required by Peruvian GAAP until December 31, 2004. Starting January 1st, 2005, Peruvian authorities decreed the suspension, with legal and tax effects, of further inflation adjustments, which is a consequence of international guidelines for low inflation countries as experienced recently in Perú.

Following the elimination of inflation adjusted accounting, starting with first quarter 2005 Credicorp and its subsidiaries report their financial statements prepared in accordance with IFRS and in U. S. Dollars.

The inflation adjustment index, based on the wholesale price inflation, and the exchange rate, are shown in the following chart:

	31.03.04	31.12.04	31.03.05

Inflation – wholesale prices
(last twelve months)	3.8%	4.9%	2.3%
Inflation adjustment index
(at December 31, 2004)	1.020	1.000	1.000

Exchange rate (Soles per US$1)	S/.3.460	S/.3.282	S/.3.261
Devaluation / (revaluation)
(last twelve months)	(0.40)%	(5.23)%	(5.75)%

I.1 INTEREST INCOME AND OTHER INCOME

Note: For comparison purposes, in periods prior to 2005, income from recoveries of previously charged-off loans, which were reported in the Other non-interest income concept, have been reclassified into the Provision for possible loan losses concept, with no effect on net income.

Net interest income in the first quarter of 2005 was US$103.8 million, increasing over US$90.0 million earned in the first quarter of 2004, mostly due to higher interest earning assets, compounded by a slight increase in interest margins.

During first quarter 2005, the net interest margin (net interest income over average interest earning assets), on an annualized basis, was 5.45%, above 5.26% in the year-ago quarter, but was lower than 5.70% in the preceding fourth quarter of 2004. During the current quarter loan rates continued their positive trend and increased slightly, within a continuing overall excess of liquid funds.

The volume of interest earning assets, as an average of quarter-end balances, reached US$7.6 billion at first quarter 2005, increasing 2.8% compared to US$7.4 billion in the last quarter of 2004, mainly due to higher available for sale investments. As mentioned previously, loan volumes were affected by the sale of Banco Tequendama during first quarter 2005.

Non-interest income was US$115.2 million in the first quarter of 2005, 15.3% higher than US$99.9 million in the same period of 2004. This significant increase is mainly due to the merger, in third quarter 2004, of Novasalud EPS with PPS, with the effect of increasing both revenue and cost items. Due to this effect, Premiums and health fees reached US$50.6 million in this quarter, 33.1% over first quarter 2004. Likewise, Claims and health costs grew to US$40.6 million, 41.7% higher compared to the 2004 quarter.

Non-interest income components and Claims and health costs were as follows:

				1Q05 vs.	1Q05 vs.
(In US$Mn)	1Q04	4Q04	1Q05	4Q04	1Q04

Commissions for banking services	47.1	52.9	51.0	-3.7%	8.1%
Net premiums and health fees	38.0	57.2	50.6	-11.5%	33.1%
Gains from sale of securities	4.0	5.9	0.4	-92.9%	-89.3%
Gains from foreign exchange	5.5	7.0	6.3	-10.7%	14.8%
Other non-interest income	5.3	4.3	6.9	60.5%	30.3%
Total Non-Interest Income	99.9	127.4	115.2	-9.6%	15.3%

Claims and health costs	28.7	44.0	40.6	-7.8%	41.7%

I.2 OTHER NON-INTEREST EXPENSES

Other non-interest expenses amounted to US$113.1 million in first quarter 2005, 2.8% over expenses in the same period of the previous year, but decrease 18.0% with respect to the preceding fourth quarter 2004, where certain non-recurring provisions were registered for lower value of foreclosed assets and investments, and to reverse Banco Tequendama’s results. Credicorp’s other expense components had the following variations:

				1Q04 vs.	1Q05 vs.
(% change and US$Mn)	1Q04	4Q04	1Q05	4Q04	1Q04

Salaries and employee benefits	44.4	54.3	50.8	-6.5%	14.5%
General, administrative, and taxes	37.5	44.2	34.5	-21.9%	-7.9%
Depreciation and amortization	11.6	11.6	10.3	-11.8%	-11.7%
Other	14.7	27.8	17.5	-37.0%	18.9%
Merger costs	1.8	0.0	0.0	-100.0%	-100.0%
Total Other Expenses	110.0	137.9	113.1	-18.0%	2.8%

In the Merger costs concept, we have a US$1.8 million expense in the year-ago first quarter, which was related with the Solución Financiera de Crédito merger.

Starting with this report, the determination of the efficiency ratio has been simplified by using only concepts that are shown in the income statement. The efficiency ratio will be determined based on the following concepts:

- In the numerator or “operating expenses”: i) salaries and personnel expenses, ii) general expenses, and iii) depreciation and amortization.

- In the denominator: i) net interest income, ii) fees and commissions on banking services, iii) gains on foreign exchange transactions, and iv) net premiums earned.

In this way, the efficiency ratio improved from 52.8% to 45.1% comparing the first quarters of 2004 and 2005, respectively.

“Operating expenses” as a percentage of average total assets also improved from 4.6% in first quarter 2004, to 4.1% in the current quarter.

I.3 ASSETS AND LIABILITIES

Credicorp’s totals assets reached US$9.4 billion at March 31, 2005, increasing 2.6% since the end of December 2004, and are 12.6% higher than the balance at March 2004, mainly due to increased investments. Total loans decrease slightly since the beginning of the year, in spite of loans acquired from Bank Boston, mainly due to the sale of Banco Tequendama, which as of year-end 2004 had total loans amounting to US$306.7 million.

The loan portfolio as of March 31, 2005 reached US$4.6 billion, increasing 3.6% compared to US$4.4 billion in March 2004, but are lower by 0.6% compared to the balance in December 2004.

Loan quality indicators are shown in the following table:

(In US$Mn)	31.03.04	31.12.04	31.03.05

Total loans	4,401.7	4,588.0	4,559.0
Past due loans	249.8	160.4	151.7
Loan loss reserves(1)	294.1	253.4	245.2

Past due / Total loans	5.7%	3.5%	3.3%
Reserves / Past due	117.7%	158.1%	161.6%

The balance of past due loans decreased from US$160.4 million to US$151.7 million during the current quarter partly due to charge-offs amounting to US$11.5 million and since US$5.9 million of past due loans of Banco Tequendama are no longer considered.

Deposits and other obligations reached US$6.5 billion at March 31, 2005, increasing 2.1% over US$6.4 billion of last December 2004, and are 11.0% higher than the March 2004 balance. Due to banks and correspondents grew 6.0% in this quarter, closing at US$416.0 million, and are 63.1% higher than the balance at March 2004.

Credicorp’s net equity amounted to US$1.0 billion at March 31, 2005, decreasing 1.6% compared to equity at December 2004, due to the recently paid liquid dividend.

Third party funds under management, which amounted to US$1.7 billion at the end of March 2005, decreased 1.3% during the current quarter, but remain 7.7% higher than funds at March 2004.

I.4 PERUVIAN ECONOMIC SITUATION

Economic Activity

During the first quarter 2005 the Peruvian GDP continued a relatively high growth rate that began in the final months of 2004. It is important to note the improved growth prospects of sectors related to domestic demand, like construction, retail and services. GDP performance was driven by higher activity in non-primary manufacturing (mainly textiles, intermediate and durable goods), oil and natural gas, and the agriculture sub-sector.

GDP grew 6.8% in February and 5.3% in January 2005, reaching in the first two months of 2005 a cumulative growth of 6.0% . GDP grew 5.0% and 6.8% in the third and fourth quarters of 2004, respectively, reaching a 5.1% growth in total 2004. Official estimates expect growth continuing above 4.5% during 2005.

Cumulative through February 2005 all GDP sectors grow except Mining. Highest performance is noted in the Oil and Gas sub-sector which grew 33.0%; non-primary manufacturing, up by 7.3%; the agriculture sub-sector, which grew 3.8% due to improved weather conditions; in fishing, which grew 3.3%, in spite of an anchovie ban in the North and Center of the coast; services, up by 6.7%; commerce with 7.2% growth, and, the construction sector, that grew 4.4% . On the other hand, metals mining production declined 2.5%, due to lower gold and iron output and a poor performance of copper.

Public Finance

In fourth quarter 2004, the Public Sector budget had a deficit of 4.0% (of GDP), following a 2.1% deficit in the third quarter, but after a 0.9% surplus in first half 2004. Given that the total 2004 target was to run a deficit of 1.5%, a substantial increase in public expenditure was expected in second half 2004. Nevertheless, total 2004 deficit was below target at only 1.1% . The 2005 fiscal year target deficit was set at 1.0% .

The deficit in fourth quarter 2004 was mainly due to increased Central Government expenditures which, after being 14.5% of GDP in first half 2004, grew to 19.3% of GDP in this period, where current expenses amounted to 14.4% of GDP, and capital expenditures to 3.0% . Central Government tax revenue reached 13.3% of GDP in fourth quarter 2004, compared with 13.5% in the same year-ago period.

Cumulative through February 2005, Central Government tax collections increased 9.2%, in nominal terms, noting a 14% increase of Income Tax revenue from corporations and the 22% growth in case of tax on imports and the related value-added tax (IGV). Through February 2005, non-financial expenses increased 20% (nominal), while capital expenses declined 6.6% .

Prices and Devaluation

In the first quarter of 2005, the consumer price index in Peru increased 0.5%, higher than 0.3% in the preceding quarter. Inflation was 1.9% in the twelve months prior to March 2005, remaining by the bottom of the range of 1.5% to 3.5%, targeted by the Central Bank for total 2005. In the current quarter, inflation suffered seasonal increases in education costs and food prices, but benefited from the lower exchange rate.

The wholesale price index increased 0.3% in first quarter 2005, and reached 2.3% in the year ended in March 2005. In the first quarter these prices increased mostly due to the cost of imported intermediate goods, in spite of the decline in the exchange rate.

The average bank market Nuevos Soles exchange rate in Peru was S/.3.261 at March 31, 2005, decreasing 0.6% from S/.3.282 at the end of December 2004. To avoid the strengthening of the currency, the Central Bank increased the purchase of foreign exchange in the currency market, acquiring US$1,150 million in the first quarter, compared to US$2,340 million purchased during total 2004.

International Reserves

International reserves of the Central Bank continued to increase during first quarter 2005, due in part to the above mentioned foreign currency purchases. Reserves reached US$13,555 million at March 31, 2005, up from US$12,631 million at December 31, 2004.

The Trade Balance had a US$634 million cumulative surplus in January and February 2005, increasing compared to a US$389 million surplus in the same first two months of 2004. Cumulative through February 2005, exports grew 35% versus a 26% increase in imports. Exports, which reached US$2,346 million as of February 2005, grew on increased volume and prices, especially of copper, and non-traditional textiles, agricultural and fishing exports. Imports through February 2005 amounted to US$1,712 million, increasing mainly due to higher imports of raw materials, while durable goods and consumer goods also increased significantly.

Financial System

Commercial bank’s loan and deposit volumes continued their mild positive trend during first quarter 2005, based on U. S. Dollar figures translated at historical exchange rates. This avoids the negative effect of the strengthening of the Nuevo Sol on records carried in local currency. Deposits at March 31, 2005 in the thirteen operating commercial banks in the system reached US$15.2 billion, according to the Asociación de Bancos del Peru (ASBANC), higher by 2.6% compared to deposits at December 31, 2004, in Dollar terms, and grew by 5.0% compared to the balance at March 31, 2004.

As of March 31, 2005, total loans in the banking system were US$11.0 billion, 0.6% higher than loans at December 31, 2004, and grow 2.6% over March 31, 2004 loan balances. In the current quarter, local currency loans, that were 24.9% of total loans (23.8% at March 2004), grew 2.6% since last December to reach US$2.7 billion, while foreign currency loans increased 0.6% to US$8.2 billion.

As of March 31, 2005, the Peruvian bank's past due ratio was 3.6%, improving from the 3.8% rate in December 2004 and from 5.8% in March 31, 2004. Commercial banks’ past due loans decreased 1.9% since last December to US$398 million, and are lower by 32.0% compared to bad loans at March 31, 2004. At March 31, 2005, loan loss provisions were US$707 million, decreasing 1.8% during this quarter. The system-wide past due loan coverage ratio was 177.6% at March 31, 2005, remaining unchanged since December 31, 2004, but is also higher than the ratio of 143.5% at March 31, 2004.

Interest rates

During the first quarter 2005 commercial banks’ loans and deposits interest rates had a slight increase. Local currency average loan rates (TAMN) were 26.2% in first quarter 2005, increasing from 25.0% in the fourth quarter of 2004, while deposits rates (TIPMN) remained at 2.5% . In the first quarter of 2004, TAMN was 24.1% and TIPMN was 2.4% . During first quarter 2005 foreign currency loan rates (TAMEX) increased to 9.5%, from 9.3% in the preceding fourth quarter, while deposit rates (TIPMEX) increased to 1.3% from 1.2% .

Private Pension Funds and Mutual Funds

Managed assets in private pension funds continued increasing and grew 5.3% in the first quarter of 2005 reaching US$8.2 billion as of March 31, 2005, after increasing 7.5% in the last quarter of 2004, and are 21.8% higher than funds at March 2004. In the twelve months prior to March 2005, the funds had a return of 8.3% in real terms.

Mutual funds suffered declines due to volatility of prices and valuations in capital markets and to the increase in interest rates. Total mutual funds amounted to US$1.7 billion at the end of the first quarter 2005, decreasing 1.1% in the quarter, and by 15.8% from the balance at March 2004. Total funds had a return in Dollar terms of 0.9% in the quarter, and of 3.2% during the year since March 2004.

II. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES (“BCP”)

II.1 NET INCOME

From financial statements prepared according to IFRS rules and in U.S. Dollars, consolidated net income in the first quarter 2005 was US$45.4 million, increasing 68.6% compared with net income of US$26.9 million in the same quarter in 2004, and also grows 54.3% compared to US$29.4 million in the preceding fourth quarter 2004.

First quarter 2005 net income increase compared to the same prior year period mainly due to higher net interest income, which is mostly from higher interest earning assets, and lower loan loss provisions.

In the current quarter, loan loss provision had a net positive effect on results, due to recoveries exceeding required reserve additions. Loan quality continued to improve, with the past due ratio declining to 3.4% in March 2005, and past due coverage increasing to 177%.

In the current quarter a translation gain of US$0.3 million is reported, due to the decline of the exchange rate, which has to be distinguished from the Result on inflation exposure shown in prior reports based on Peruvian GAAP. See I. --Note on Inflation Adjusted Accounting.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SUMMARY OF RESULTS (1)
(In U.S.$ millions, except net income per share)

	Three months ended

	31.03.04	31.12.04	31.03.05

Net interest income	74.8	97.0	91.0
Less: Provisions for loan losses, net	9.9	4.0	(3.1)
Other income	55.6	55.0	59.4
Other expenses	85.5	107.1	91.4
Merger costs	1.8	0.0	0.0
Translation result	1.7	(0.6)	0.3

Income before income tax	34.8	40.3	62.5
Income Tax	7.9	10.8	17.1

Net Income	26.9	29.4	45.4
Net Income per share (US$) (2)	0.02	0.02	0.04

(1)	Financial statements prepared according to IFRS, in U.S. Dollars.
(2)	Based on 1,226 million outstanding shares in all periods.

II.2 NET INTEREST INCOME

Interest income, net of interest payments, in the first quarter of 2005 reached US$91.0 million, increasing compared to US$74.8 million net interest income in the same period of last year, but decreased compared to net interest income of US$97.0 million in the preceding fourth quarter of 2004.

Increased net interest income, compared to the first quarter of 2004, is mostly due higher average interest earning assets, while net interest margins also had a slight growth. Average interest earning assets reached US$6.6 billion during first quarter 2005, a 11.1% growth comparing with the first quarter of last year, while they are 5.7% higher than average assets in fourth quarter 2004. The increase is mainly due to the inclusion of the loan portfolio acquired from Bank Boston and to higher deposits. In the current quarter BCP continued its persistent excess liquidity environment in both local and foreign currencies.

During the first quarter of 2005, the net interest margin was 5.51%, lower than 6.21% in the preceding fourth quarter, but increases from 5.03% during the first quarter of 2004. During the current quarter the net interest margin remained at a high level mostly due to higher local and foreign currency loan rates, following international trends, while deposit rates grew at a slower pace.

II.3 NON-INTEREST INCOME

Note: For comparison purposes, in periods prior to 2005, income from recoveries of previously charged-off loans, which were reported in the Other non-interest income concept, have been reclassified into the Provision for possible loan losses concept, with no effect on net income.

Non-interest income, which include fee revenue and other non-interest items, in the first quarter of 2005 amounted to US$59.4 million, higher than US$55.6 million earned during the first quarter of 2004, mostly due to higher banking services fees and gains on foreign exchange transactions.

In the first quarter of 2005, fees from banking services amounted to US$48.7 million, 7.5% higher than fees in the same period of 2004, due to increased revenue in concepts related to credit cards and loans, partly offset by declining revenue on fees related to accounts’ transaction volume due to the tax on financial transactions. In the quarter, fees on the most important banking services had the following growth rates:

(In US$ Mn.)	1Q04	1Q05	Growth

Savings accounts	6.0	5.9	-1.7%
Demand deposits	5.7	6.3	10.5%
Credit cards	5.2	6.3	21.2%
Fund transfer services	4.3	4.6	7.0%
Collections fees	3.5	3.6	2.9%
Billings and payments	3.7	3.8	2.7%
Contingent and foreign trade	2.2	2.3	4.5%
Contingent credits	2.1	2.3	9.5%
Debit cards	2.0	2.0	0.0%
Corporate Finance	1.6	1.6	0.0%
Brokerage	2.9	2.6	-10.3%
Commercial loans	1.4	1.9	35.7%
Insurance	1.2	1.3	8.3%
Mortgage loans	0.7	0.6	-14.3%
Channels and services	0.6	0.5	-16.7%
Master account	0.5	0.4	-20.0%
Personal loans	0.9	0.3	-66.7%
Micro-business credit	0.2	0.6	200.0%
Other	0.6	1.8	200.0%
Total	45.3	48.7	7.5%

In the first quarter of 2005, securities transactions resulted in a gain of US$1.1 million, compared to a gain in the year-ago quarter of US$2.5 million. The general index of the Lima Stock Exchange increased 12.1% in the first quarter of 2005, and by 24.7% in the same year-ago period.

Gains from foreign exchange operations, which are the result of the foreign exchange buy-sell margin, were US$6.2 million in the first quarter of 2005, 16.2% higher than revenue in the same quarter of 2004, mainly due to increased transactions volume, which offset a slight decrease in the buy-sell margins.

The Other Income caption, that mainly registers reversals of prior year expenses and provisions and recoveries of certain operating costs, increased 33.3%, from US$2.5 million in the first quarter of 2004 to US$3.3 million in the current period, mainly due to lower recoveries of excess provisions.

II.4 OTHER NON-INTEREST EXPENSES

Non-interest expenses during the first quarter of 2005 were US$91.4 million, 4.7% above those of the same period in 2004, mainly because of increased personnel expenses.

In this quarter, approximately 46% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept increased 16.3% to US$41.7 million when compared to the first quarter of 2004. At the end of March 2005 the number of employees stood at 7,632, decreasing from 7,694 employees as of December 2004, and also compared to 7,652 employees at March 2004, mainly due to lower positions at Banco de Crédito de Bolivia.

General and Administrative expenses, which represented 31% of non-interest expenses, reached US$28.5 million in the first quarter of 2005, decreasing 0.8% compared to expenses in the year-ago period. In the current quarter, lower expenses related to systems were mostly offset by higher marketing charges. In this quarter, the most significant general and administrative expenses were:

(In US$ Mn.)	1Q04	1Q05	Chnge.

Office supplies and operating costs	3.6	3.9	8.3%
Communications	2.4	2.4	0.0%
Third party fees	3.8	3.7	-2.6%
Insurance and security	2.0	2.2	10.0%
Transport of currency and securities	3.5	3.4	-2.9%
Systems and maintenance	7.5	6.4	-14.7%
Advertising and marketing	3.5	4.3	22.9%
Other G&A	2.4	2.2	-8.3%
Total G&A	28.7	28.5	-0.8%

The Other caption within Other Non-Interest Expenses, increased from US$7.3 million in the first quarter of 2004 to US$8.4 million in the current quarter, mainly due to lower revenue from the sale of foreclosed assets, which were not fully offset by decreased provisions for foreclosed assets and contingencies.

Starting with this report, the determination of the efficiency ratio has been simplified by using only concepts that are shown in the income statement. The efficiency ratio will be determined from the following concepts:

- In the numerator or “operating expenses”: i) salaries and personnel expenses, ii) general expenses, iii) depreciation and amortization, and iv) taxes other than income taxes.

- In the denominator: i) net interest income, ii) fees and commissions on banking services, and iii) gains on foreign exchange transactions.

The Efficiency ratio improved from 63.8% to 56.8% comparing the first quarters of 2004 and 2005, respectively.

The ratio of “operating expenses” as a percentage of average total assets, also improved from 4.8% in the first quarter of 2004 to 4.4% in the current period.

II.5 ASSETS AND LIABILITIES

Total assets of BCP reached US$7.9 billion at the end of March 2005, growing 8.4% with respect to December 2004, and by 19.1% compared to assets at March 2004, mainly due to higher investments and increased performing loans.

Consolidated total loans were US$4.4 billion at the end of March 2005, increasing 6.6% in the quarter, and are 9.3% above loans at March 2004. During first quarter 2005, current loans grew 6.9% to US$4.2 billion, and are 12.4% higher than those in March 2004.

At March 31, 2005, the loan portfolio, net of provisions, represented 51.8% of total assets, lower than 52.8% at the preceding quarter. At the end of the first quarter of 2005, the Nuevos Soles portion of the loan portfolio was 16.9%, higher than 16.5% in December 2004, but is below 17.5% at March 2004.

As of March 31, 2005 total deposits, which do not include bonds and subordinated debt (see Table No. 6), were US$6.0 billion, increasing 8.6% compared to fourth quarter 2004 deposits, and are 15.5% over deposits in the year-ago quarter.

During the first quarter 2005, demand deposits grew by 20.6%, while time deposits increased by 4.0% and savings deposits increased 2.6% . Deposits denominated in Nuevos Soles were 28.4% of total deposits, increasing during the current quarter from 25.2% at December 2004, and also compared to 24.7% at the end of March 2004.

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net			Total Deposits

(In % and US$ Mn.)	31.03.04	31.12.04	31.03.05	31.03.04	31.12.04	31.03.05

Banco de Crédito del Perú	87.7%	87.7%	88.0%	91.3%	91.4%	92.0%
Banco de Crédito de Bolivia	6.9%	7.4%	7.0%	5.9%	6.0%	5.5%
Crédito Leasing	5.4%	5.0%	5.0%	2.8%	2.6%	2.5%

TOTAL%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Total BCP	US$3,683	US$3,857	US$4,106	US$5,221	US$5,553	US$6,029

Loan Portfolio

Loan portfolio composition by business segment developed as follows:

(In % of total and US$ Mn)			31.03.04	31.12.04	31.03.05

Corporate			41.6%	39.5%	40.8%
Middle market			26.2%	27.2%	25.5%
Retail:			32.2%	33.3%	33.7%
- small business			10.3%	9.0%	9.0%
- home mortgage			15.2%	17.0%	17.6%
- consumer			3.2%	3.5%	3.5%
- credit cards			3.5%	3.8%	3.6%
Total			100.0%	100.0%	100.0%

Total Loans			US$3,995	US$4,098	US$4,367

During the current quarter, loan balances increased 6.6%, with corporate loans growing by 10.2% to US$1,782 million, while retail loans grew by 7.5% to US$1,471 million, and middle market loans increased by 0.2% to US$1,115 million. Retail loans by product performed as follows:

				31.03.05 vs	31.03.05 vs
(% change and US$ Mn)	31.03.04	31.12.04	31.03.05	31.12.04	31.03.04

Small business loans	411	367	394	7.3%	-4.3%
Mortgage loans	608	696	770	10.6%	26.6%
Consumer loans	128	145	150	3.1%	16.6%
Credit card loans	140	159	157	-1.7%	11.9%
Total Retail	1,289	1,368	1,471	7.5%	14.1%

Contingent Credits and Managed Funds

At March 31, 2005 contingent credits were US$1,893 million, 3.3% above the December 2004 figure, as shown in the next chart:

				31.03.05 vs	31.03.05 vs
(% change and US$ Mn)	31.03.04	31.12.04	31.03.05	31.12.04	31.03.04

- Guarantees and Stand-by LCs	637	598	659	10.3%	3.6%
- Letters of Credit	148	226	219	-3.5%	47.7%
- Acceptances	40	45	47	5.7%	17.5%
- Foreign currency forwards	342	458	466	1.7%	36.3%
- Other contingent accounts	485	506	502	-0.9%	3.5%
Total Contingent Credits	1,652	1,833	1,893	3.3%	14.6%

Third party funds managed by several subsidiaries of BCP amounted to US$945.2 million as of March 31, 2005, decreasing 0.9% compared to funds at December 2004.

Market share

According to preliminary statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of March 31, 2005, Banco de Crédito del Perú had a total loan market share of 34.9% (33.0% at December 31, 2004 and 34.6% at March 31, 2004), and 37.6% of deposits (35.7% at December 31, 2004 and 36.6% at March 31, 2004).

BCP’s market share in Peruvian mutual funds, through its subsidiary Credifondo, was 51.6% as of March 31, 2005 (51.6% at December 31, 2004 and 49.4% at March 31, 2004).

II.6 LOAN QUALITY

The ratio of past due loans as a percentage of total loans improved to 3.4% at March 31, 2005, from 3.7% at December 2004, and also compared to the ratio of 6.0% at March 2004. The ratio of past due, refinanced and restructured loans as a percentage of total loans declined to 8.5% during first quarter 2005 from 9.4% in December 2004, and also compared to 11.6% at March 2004.

Consolidated past due loans amounted to US$148.1 million at March 31, 2005, decreasing 1.9% from the balance of US$150.9 million at year-end 2004, and are also 38.3% below US$240.1 million past due loans at March 2004.

At the end of March 2005, refinanced loans amounted to US$222.2 million, lower than the balance at December 2004 that was US$233.2 million, but are similar to the balance of US$222.7 million in first quarter 2004.

At the end of the first quarter 2005, outstanding balances of loan loss provisions totaled US$261.4 million, increasing 8.4% compared to the balance at the beginning of the year, but decreases 16.1% with respect to March 2004 mainly due to charge-offs.

The coverage ratio of loan provisions to past due loans increased to 176.5% at the end of first quarter 2005, from 159.8% at December 2004, and also compared to 121.6% in the year-ago period. The coverage ratio of provisions over the sum of past due loans and refinanced loans was 70.6% in March 2005, improving from 62.8% last December and from 63.1% in March 2004.

Of total provisions outstanding at the end of the current quarter, US$59.6 million correspond to generic provisions assigned to loans in the Normal (A) risk category, increasing from the balance at March 31, 2004 of US$49.9 million.

Loans believed to be unrecoverable, fully provisioned in prior periods, were written-off during the first quarter 2005 amounting to US$11.5 million, of which approximately 44% were related to consumer and mortgage loans. This compares to charge-offs in the fourth quarter of 2004 of US$20.1 million, and US$32.3 million in the year-ago first quarter.

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 9.5% of the loan portfolio in March 2005, decreasing from 11.5% in December 2004 and from 14.6% in March 2004. The loan classification is as follows:

(% of Total loans and US$Mn)		31.03.04	31.12.04	31.03.05

A:	Normal	76.8%	81.1%	83.0%
B:	Potential Problem	8.6%	7.4%	7.5%
C:	Deficient	5.4%	4.5%	3.0%
D:	Doubtful	5.6%	4.3%	4.1%
E:	Loss	3.6%	2.7%	2.4%
	Total	100.0%	100.0%	100.0%

	Total Loans	US$3,995	US$4,098	US$4,367

Loan loss provisions, net of recoveries, had a positive effect on first quarter 2005 results amounting to US$3.1 million, since recoveries of previously charged-off loans exceeded provision requirements, due to improved loan quality. Provision expense in the first quarter of 2004 was US$9.9 million, and US$6.0 million in fourth quarter 2004.

II.7 CAPITAL ADEQUACY

At the end of the first quarter of 2005, BCP’s unconsolidated ratio of risk-weighted assets to regulatory capital was 7.9 to 1.0 (12.6%), while the corresponding consolidated ratio was 7.1 to 1.0 (14.0%) . Peruvian regulations limit risk-weighted assets, including market-risk exposure, to a ratio of 11.0 to 1.0 (9.1%) .

As of March 31, 2005, BCP’s consolidated “regulatory capital” was US$713.7 million, 2.6% over the December 2004 regulatory capital. Regulatory capital included $41.3 million of subordinated debt in the current period, remaining almost unchanged since December 2004, but decreases from US$54.6 million at March 2004.

At March 31, 2004, risk-weighted assets include US$236.4 million of market-risk exposure (US$362.4 million at March 2004) whose coverage required US$21.5 million of regulatory capital.

	BCP
	unconsolidated		BCP consolidated

(In constant S/. Mn.)	31.03.04	31.03.05	31.03.04	31.03.05

Regulatory capital	540.7	579.9	671.6	713.7
Risk weighted assets	4,385.0	4,606.4	4,860.7	5,086.1

Weighted assets / Capital	8.1	7.9	7.2	7.1
Capital / Weighted Assets	12.3%	12.6%	13.8%	14.0%

II.8 BANCO DE CREDITO DE BOLIVIA (BCB)

Below are brief comments on the Bolivian subsidiary, which is consolidated within BCP:

Bolivian economic activity

Bolivian economic activity had a moderate recovery during 2004. GDP growth improved from 2.5% in 2003, to 3.6% in 2004, and should continue its recovery during 2005. GDP grew 3.6% in fourth quarter 2004, after growing 3.5% in the third quarter.

Higher growth is mainly due to increased exports of minerals, oil and gas, and of agricultural products, while domestic demand and consumption remained stagnant. In total year 2004, exports amounted to approximately US$2.1 billion, growing 37%, after an already high growth of 20% in total 2003. The trade surplus is expected to reach US$400 million, compared to a US$34 million deficit in 2003.

During first quarter 2005 inflation was 1.6%, lower than 2.0% in the preceding fourth quarter, and reached 5.7% in the year ended in March 2005. Nevertheless, devaluation continued at a slower pace with a 0.5% exchange rate increase in the current quarter and 2.4% in the twelve prior months, reaching 8.09 Bolivianos per Dollar at March 31, 2005.

Bolivian banking system

Deposits in the banking system continued a slow recovery, and grew to US$2,576 million at March 2005, from US$2,510 million in December 2004. Deposits still remain below balances of US$2,639 million at December 2003 mostly due to the application of the financial transactions tax since July 2004.

Loan volume in the banking system increased slightly during the current quarter to US$2,486 million as of March 2005, and are 3.7% over loans of US$2,398 million at December 2004. The past due loan ratio was 15.5% in March 2005, higher than 14.0% in December 2004. The coverage of past-due loans with provisions decreased to 73.6% at March 2005, from coverage of 84.3% in the preceding fourth quarter 2004.

BCB highlights

BCB’s market share in deposits at March 2005 was 12.9%, increasing from 12.4% at the end of December 2004. In terms of loans, BCB had a 12.4% market share at March 2005, below 13.1% it had last December 2004. In this way, BCB remained in the fourth position in terms of deposits and loans, out of twelve banks in the system.

As of March 31, 2005, BCB had total loans of US$319.3 million remaining almost unchanged since December 2004. Loan quality continued to improve. At the end of the first quarter 2005, BCB’s past due loans reached US$33.3 million, or 10.4% of total loans, lower than 11.0% at December 2004. Coverage of past due loans with loan loss provisions was 102.1% as of March 2005, increasing from 100.6% in December 2004. Net equity at the Bolivian subsidiary amounted to US$60.3 million as of March 2005.

Cumulative through March 2005, net loan loss provisions resulted in a positive effect in net income of US$0.3 million, compared to US$0.7 million charged against results during first quarter 2004. In BCB´s own records, cumulative net income in first quarter 2005 was US$0.9 million, compared to US$0.4 million in the year-ago quarter.

BCB’s main financial figures are shown in the following chart.

Banco de Crédito de Bolivia (“BCB”)

Key Financial Figures

(In US$Mn)	31.03.04	31.12.04	31.03.05

Total Loans	309.9	320.8	319.3
Past-due loans	64.2	35.4	33.3
Loan loss reserves	49.3	35.6	33.9
Total assets	446.2	457.4	453.9
Deposits	337.9	333.1	350.3
Net equity	56.3	59.8	60.3

Net income, cumulative	1.5	4.8	0.9

Past-due loans / Total loans	20.7%	11.0%	10.4%
Loss reserves / Past-due loans	76.7%	100.6%	102.1%

III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES (“ASHC”)

Net Income

In the quarter ended March 31, 2005, Atlantic contributed US$3.4 million to Credicorp’s consolidated net income, 17.0% above US$2.9 million contributed in first quarter 2004. Due to the elimination of dividends received from Credicorp, ASHC’s records show net income of US$15.1 million and US$7.7 million, respectively.

Net income contribution in the first quarter of 2005 increase compared to the same period of 2004, mainly due to higher gains on securities and other non-financial income.

Financial and non-financial income

Net interest income, before risk provisions and not including dividend income, was US$3.2 million in the first quarter of 2005, slightly below US$3.4 million in the same quarter of last year. Net interest margin as a percentage of interest earning assets, without considering dividends, was 1.6% during first quarter 2005, lower than the 1.9% margin in the first quarter 2004, and also decreases compared to 1.8% in the last quarter of 2004. Compared with the year-ago quarter, the margin decreased mainly because in 2004 the investment portfolio grew its lower risk and lower return segments.

In the first quarter of 2005 charges against income for market risk provisions amounted to US$1.1 million, compared to US$0.5 million in the year-ago period. In the current quarter no credit risk provisions were made, compared to a US$0.5 million provision expense in first quarter of 2004.

Non-interest income, which includes fee income, realized gains on securities transactions before risk provisions and others, amounted to US$3.3 million in the first quarter of 2005, over US$2.4 million in the year-ago quarter. Fee income was US$1.4 million in the current period, increasing from US$1.1 million in the year-ago quarter.

The ratio of operating expenses over average assets was 0.9%, annualized, in the first quarter of 2005 similar to the ratio of the same period in 2004. This ratio declines to 0.6% in first quarter of 2005, when funds under management are included within total assets, remaining almost unchanged compared to the prior year quarter.

Assets and liabilities

The loan portfolio, net of provisions, was US$153.4 million as of March 31, 2005, decreasing slightly compared to US$154.2 million at the end of March 2004, but grows when compared to loan balances of US$149.1 million at December 2004. As of March 31, 2004, the loan portfolio had no past dues, improving from a 2.4% past due ratio at March 2004.

The securities portfolio decrease to US$514.4 million at March 2005, from US$518.7 million last December 2004, but grow compared to US$452.7 million at the end of March 2004, following the increase of available funds and the additional Credicorp shares purchased in second quarter 2004.

Deposits amounted to US$720.4 million at March 31, 2004, increasing from the balance of US$686.1 million at the end of the preceding fourth quarter 2004, and also compared to US$638.1 million at the end of March 2004.

Funds under management were US$774.3 million at March 31, 2005, 3.7% higher than US$746.6 million at December 2004, and grow 12.0% compared to US$691.2 million at March 2004, growth mainly due to a combination of increased managed funds and higher market prices of the securities held.

Net equity reached US$153.9 million at the end of March 2005, increasing over US$151.0 million at December 2004, due to current period’s earnings and net of US$10.0 million dividends paid to Credicorp. The equity account of reserves for market value of investments, decreased from a balance of unrealized gains of US$9.9 million at the end of December 2004, to unrealized gains of US$7.7 million at March 31, 2005.

IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES (“PPS”)

Net income

PPS obtained in the quarter ended March 31, 2005, a net income of US$2.9 million, compared to US$3.6 million in the same year-ago quarter.

In the current quarter, net income decreased mainly due to higher operating expenses partly offset by higher returns in Pacífico Vida which had lower claims.

The significant increases in Premiums and health fees, as well as in Claims and health costs, compared to the year-ago quarter are mainly due to transactions added from the Novasalud EPS merger, which was acquired in March 2004, and merged with Pacífico Salud in August 2004.

Revenue and operating expense

Total premiums and Pacífico Salud health fees in the first quarter of 2005 were US$84.0 million, 21.2% higher than premiums of US$69.3 million in the year-ago quarter, due mainly to growth of US$12.2 million in Pacífico Salud after the Novasalud acquisition.

Retained premiums increase 23.4% to US$72.4 million in this quarter from US$58.7 million in fourth quarter 2004. Net premiums earned and health fees, net of reinsured premiums and reserves, were US$54.2 million in first quarter 2005, 32.7% above premiums in the prior year quarter. These increases are mostly due to transactions registered with the above mentioned merger.

Additions to technical reserves for premiums grew by US$18.2 million in the first quarter of 2005, 39.4% higher than additions in the preceding fourth quarter 2004, and also are 2.1% greater than reserve additions in the first quarter of last year. Most of reserves in the first quarter of 2005 were established by Pacífico Vida, for its life annuities and life insurance lines.

Net consolidated underwriting results was US$7.3 million in the first quarter of 2005, increasing 26.2% from US$5.8 million in the same prior year quarter.

The ratio of net underwriting results (net premiums and health fees less reserves and claims as a percentage of total premiums) was 8.7% in the first quarter of 2005, lower than 10.6% in the preceding quarter last quarter 2004, but increases compared to the 8.3% ratio in the year-ago first quarter.

Financial results reached US$8.7 million in first quarter 2005, slightly over US$8.2 million in first quarter 2004.

Exchange difference resulted in a gain of US$0.4 million in first quarter 2005, similar to a gain of US$0.3 million in the same period of 2004.

Operating expenses over net premiums earned, decreased from 21.5% to 19.9% comparing the first quarters of 2004 and 2005, respectively. The ratio of operating expenses over average assets increased from 6.1% to 6.4%, in these same periods.

Business lines

Comparing cumulative results through March 2005 and 2004, consolidated total premiums and fees consisted of:

i)	general insurance lines, amounting to 46.3% of total premiums and grew 4.0%;

ii)	fees at Pacífico Salud, were 23.9% of total premiums and increased 170.0%; and,

iii)	Pacífico Vida, which amounted to 29.8% of the total and increased 3.5% .

Cumulative through March 31, 2005, growth of Pacífico Salud and the health and medical assistance insurance line (33.3% of total premiums) was 89.4%; fire insurance lines (12.1% of total premiums) increased 2.1%; while the automobile insurance line (6.1% of total premiums) grew 2.1% compared to the prior year period.

Through March 2005, group life insurance and individual life insurance policies (11.7% of total premiums) grew 16.0%; life annuities (10.7% of total premiums) decreased 22.2%; while pension fund benefits insurance (6.3% of total premiums) increased 54.0%, compared to the prior year.

Claims

Net insurance claims and health services costs incurred in the first quarter of 2005 were US$39.7 million, increasing over claims of US$28.9 million in the same quarter of 2004, mainly due to increased operating volume at Pacífico Salud after the inclusion of Novasalud’s transactions.

The net loss ratio (net claims to net premiums) increases to 73.3% in the current quarter from 70.8% in first quarter 2004. Increased net loss ratio is mostly explained by the higher Pacífico Salud portfolio which had a high loss ratio of 87.1% . Cumulative through March 2005, the net loss ratio continues high in engineering policies (151.9%), pension fund insurance (92.0%), dishonesty (81.6%), health (74.4%) and in Pacífico Salud (83.6%) .

The combined ratio (the sum of net claims and health services, general expenses and commissions, as a percentage of net earned premiums and health fees, without including Pacifico Vida) increased from 92.3% in the first quarter of 2004 to 98.6% in the current quarter.

Assets and investments

Investments in real estate and financial assets were US$507.4 million at the end of March 2005, increasing 24.3% from the year-ago balance.

As of March 31, 2005, total assets were US$707.2 million increasing 18.6% compared to the year-ago balance. At the end of the current period net equity amounted to US$169.8 million, 27.3% above net equity at March 2004.

Market share

The Peruvian insurance market through February 28, 2005, had total premiums of US$169.4 million, increasing 16.3% compared to premiums in the same two month period in 2004. For the first two months of 2005, PPS's market share in total premiums was 26.3% (27.9% in the same year-ago period), with the share in general risks and health lines being 28.7% (29.6% in the same period of 2004) and in life insurance and pension fund benefits lines of 22.7% (25.0% in the same period of 2004).

*** 8 Tables To Follow ***

CREDICORP LTD. AND SUBSIDIARIES
Table 1
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	As of

ASSETS	Dec. 31, 2003	Mar. 31, 2004	Dec. 31, 2004	Mar. 31, 2005

CASH AND DUE FROM BANKS

Cash and non interest bearing deposits in banks	240,294	255,941	264,218	338,349

Interest bearing deposits in banks	1,372,436	1,298,914	1,575,241	1,423,978

	1,612,730	1,554,855	1,839,459	1,762,326

MARKETABLE SECURITIES, net	127,365	100,991	82,513	32,307

LOANS	4,481,496	4,401,684	4,587,997	4,559,045
Current	4,225,001	4,151,861	4,427,626	4,407,324
Past Due	256,495	249,823	160,371	151,721
Less - Reserve for possible loan losses	(306,758)	(294,051)	(253,408)	(245,209)
LOANS NET	4,174,738	4,107,633	4,334,589	4,313,836

INVESTMENT SECURITIES AVAILABLE FOR SALE	1,612,887	1,812,966	2,118,690	2,593,653
REINSURANCE ASSETS	45,904	49,519	35,453	31,123
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	60,057	52,026	60,665	51,948
PROPERTY, PLANT and EQUIPMENT, net	264,533	255,290	249,083	237,681
DUE FROM CUSTOMERS ON ACCEPTANCES	50,178	41,024	47,635	47,158
OTHER ASSETS	370,672	338,631	352,501	290,898

TOTAL ASSETS	8,319,064	8,312,935	9,120,588	9,360,931

LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS AND OBLIGATIONS:

Non-interest bearing	860,585	905,355	1,406,846	1,432,730

Interest bearing	5,125,645	4,974,205	4,983,883	5,093,637

	5,986,230	5,879,560	6,390,729	6,526,367

DUE TO BANKS AND CORRESPONDENTS	273,234	255,077	392,511	415,966
ACCEPTANCES OUTSTANDING	50,178	41,024	47,635	47,158
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	303,587	324,987	398,439	417,036
RESERVE FOR UNEARNED PREMIUMS	66,084	66,563	66,678	70,133
REINSURANCE PAYABLE	33,043	22,811	23,612	9,547
BONDS AND SUBORDINATED DEBT	419,461	405,742	424,227	421,831
OTHER LIABILITIES	203,673	328,639	226,307	327,438
MINORITY INTEREST	72,841	70,372	85,253	76,958

TOTAL LIABILITIES	7,408,331	7,394,775	8,055,391	8,312,434

NET SHAREHOLDERS' EQUITY	910,733	918,160	1,065,197	1,048,497

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	8,319,064	8,312,935	9,120,588	9,360,931

CONTINGENT CREDITS	1,768,605	1,761,503	2,017,731	1,896,442
FUNDS UNDER MANAGEMENT	1,724,130	1,783,246	1,754,352	1,731,429

CREDICORP LTD. AND SUBSIDIARIES
Table 2
CONSOLIDATED INCOME STATEMENTS
(In thousands of U.S. Dollars)

	Three months ended

	31.03.04	31.12.04	31.03.05

INTEREST INCOME
Interest on loans	101,275	114,001	102,881
Interest and dividends on investments:	3	2,534	69
Interest on deposits with banks	3,423	7,096	8,440

Interest on trading securities	22,259	23,642	29,993

Total Interest Income	126,960	147,273	141,383

INTEREST EXPENSE
Interest on deposits	27,055	27,245	25,975
Interest on borrowed funds	3,368	4,716	3,422

Other interest expense	6,548	9,547	8,168

Total Interest Expense	36,971	41,508	37,565

Net Interest Income	89,989	105,765	103,818

Provision for possible loan losses, net(1)	10,070	5,336	(3,125)
Net interest income after provision for
possible loan losses	79,919	100,429	106,943

OTHER INCOME
Fees and commissions from banking services	47,148	52,945	50,983
Net gains from sales of securities	3,968	5,915	423
Net gains on foreign exchange transactions	5,456	7,014	6,264
Net premiums earned	38,029	57,209	50,637

Other income (1)	5,324	4,323	6,939

	99,925	127,406	115,245

CLAIMS ON INSURANCE ACTIVITIES
Net claims incurred	7,423	9,057	10,776

Increase in future policy benefits for life and health	21,239	34,954	29,825

	28,662	44,011	40,601
OTHER EXPENSES
Salaries and employee benefits	44,363	54,320	50,799
General, administrative, and other taxes	37,477	44,168	34,518
Depreciation and amortization	11,610	11,626	10,254
Other	14,706	27,750	17,483

Merger costs	1,829	0	0

	109,985	137,864	113,054

Translation result	3,274	2,455	774

Income before income tax	44,471	48,415	69,306

Income Tax	(11,637)	(10,378)	(22,793)
NET INCOME	32,834	38,037	46,513
Net Income due to shareholders	30,062	34,862	43,604
Minority Interest	2,772	3,175	2,909
NET INCOME	32,834	38,037	46,513

(1)Income from recoveries of charged-off loans has been reclassified within Provisions for loan losses.

CREDICORP LTD. AND SUBSIDIARIES
Table 3
SELECTED FINANCIAL INDICATORS

	Three months ended

	31.03.04	31.12.04	31.03.05

Profitability

Net income per common share (US$ per share)(1)	0.38	0.44	0.55
Net interest margin on interest earning assets (2)	5.26%	5.70%	5.45%
Return on average total assets (2)(3)	1.45%	1.56%	1.89%
Return on average shareholders' equity (2)(3)	13.15%	13.49%	16.50%
No. of outstanding shares (millions)(4)	79.75	79.76	79.76

Quality of loan portfolio

Past due loans as a percentage of total loans	5.68%	3.50%	3.33%
Reserves for loan losses as a percentage of
total past due loans	117.70%	158.01%	161.62%
Reserves for loan losses as a percentage of
total loans	6.68%	5.52%	5.38%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	48.92%	52.00%	50.31%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-4.82%	-8.73%	-8.92%

Operating efficiency

Oper. expense as a percent. of total income (5)	52.75%	49.39%	45.14%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	4.58%	4.91%	4.14%

Capital adequacy

Total Regulatory Capital (US$Mn)	866.7	837.1	843.3
Tier I Capital (US$Mn)	742.1	733.8	765.8
Regulatory capital / risk-weighted assets (6)	13.53%	12.42%	13.14%

Average balances (US$Mn) (3)

Interest earning assets	6,837.3	7,416.1	7,623.8
Total Assets	8,316.0	8,963.4	9,240.8
Net equity	914.4	1,033.4	1,056.8

(1)Based on Net Income due to shareholders. Number of shares outstanding of 79.8 million in all periods.

(2)Ratios are annualized.

(3)Averages are determined as the average of period-beginning and period-ending balances.

(4)Net of treasury shares. The total number of shares was of 94.38 million.

(5)Total income includes net interest income and other income.

    Operating expense is net of provisions for other assets received in lieu of loan repayment and mandatory employee profit sharing expense. Non-recurring items are not included.

(6)Risk-weighted assets include market risk assets.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 4
CONSOLIDATED BALANCE SHEETS
(In U.S. Dollars in thousands)

ASSETS	31.12.03	31.03.04	31.12.04	31.03.05

CASH AND DUE FROM BANKS	1,496.374	1,474.666	1,710.905	1,646.087

Cash and Checks	228.561	248.413	250.325	333.164
Deposits in Central Bank of Peru	960.186	878.161	1,102.491	943.818
Deposits with local and foreign banks	307.627	348.092	358.089	369.105

TRADING SECURITIES, net	137.314	181.784	46.962	32.307

LOANS	4,101.634	3,994.976	4,098.487	4,367.414

Current	3,852.818	3,754.925	3,947.586	4,219.309
Past Due	248.817	240.051	150.901	148.105
Less - Reserve for possible loan losses	(330.249)	(291.973)	(241.189)	(261.437)
LOANS NET	3,771.385	3,703.003	3,857.298	4,105.977

INVESTMENT SECURITIES AVAIL. FOR SALE	838.434	985.335	1,127.150	1,600.071
PROPERTY, PLANT and EQUIPMENT, net	214.271	205.083	214.278	204.326
OTHER ASSETS	229.802	124.486	354.144	336.709

TOTAL ASSETS	6,687.580	6,674.357	7,310.737	7,925.477

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:	5,228.611	5,220.932	5,553.118	6,028.909

Demand deposits	1,391.809	1,658.010	1,651.130	1,990.828
Saving accounts	1,529.952	1,434.671	1,502.687	1,542.382
Time deposits	2,306.850	2,128.251	2,399.301	2,495.699

DUE TO BANKS AND CORRESPONDENTS	102.437	88.498	215.893	315.809
BONDS AND SUBORDINATED DEBT(1)	419.468	405.740	441.628	441.944
OTHER LIABILITIES	711.398	757.850	741.295	849.554

SHAREHOLDERS EQUITY:	645.136	607.078	800.429	731.206

Capital stock	364.706	364.706	364.706	364.706
Legal reserve	183.212	210.927	210.928	210.928
Retained earnings	97.218	31.445	224.795	155.572

TOTAL LIABILITIES AND EQUITY	6,687.582	6,674.358	7,310.735	7,925.478

Contingent Credits	1,680.827	1,651.750	1,833.066	1,892.684
Funds under management	1,084.107	1,068.574	953.826	945.244

(1) Previously reported within Deposits and Obligations.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 5
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars in thousands )

	Three months ended

	31.03.04	31.12.04	31.03.05

Interest income and expense
Interest income	104.910	129.008	124.702

Less - Interest expense	30.153	32.033	33.736

Net interest income	74.757	96.975	90.966

Provisions for possible loan losses, net(1)	9.936	3.972	(3.125)

Net interest income after provisions	64.821	93.003	94.091

Other Income
Fees and commissions from services	45.313	47.878	48.725
Net gains from sales of securities	2.465	(0.988)	1.125
Net gains on foreing exchg. transacts.	5.360	6.686	6.230
Other income(1)	2.475	1.409	3.300

	55.613	54.985	59.380

Other Expenses
Salaries and employee benefits	35.836	41.684	41.694
General and administrative	28.733	33.490	28.511
Depreciation and amortization	10.112	9.610	9.452
Taxes other than income tax	3.508	2.738	3.246
Other	7.271	19.587	8.448
Merger costs	1.818	0.000	0.000

	87.278	107.109	91.351

Result from exposure to inflation	1.688	(0.628)	0.343

Income before income tax	34.844	40.251	62.463

Income Tax	7.926	10.832	17.066

NET INCOME	26.918	29.419	45.397

(1)Income from recoveries of charged-off loans has been reclassified within Provisions for loan losses.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 6
SELECTED FINANCIAL INDICATORS

	Three months ended

	31.03.04	31.12.04	31.03.05

Profitability

Net income per common share (US$ per share)(1)	0.022	0.024	0.037
Net interest margin on interest earning assets (2)	5.03%	6.21%	5.51%
Return on average total assets (2)(3)	1.61%	1.65%	2.38%
Return on average shareholders' equity (2)(3)	17.20%	15.97%	23.71%

Quality of loan portfolio

Past due loans as a percentage of total loans	6.01%	3.68%	3.39%
Past due loans + refinanced loans as a
percentage of total loans	11.58%	9.37%	8.48%
Reserves for loan losses as a percentage of
past due loans	121.63%	159.83%	176.52%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	14.48%	15.64%	19.46%
Reserves for loan losses as a percentage of
past due loans + refinanced loans	63.09%	62.79%	70.60%

Operating efficiency (5)

Oper. expense as a percent. of total income (4)	63.79%	57.76%	56.81%
Oper. expense as a percent. of av. tot. assets(2)(3)	4.79%	4.91%	4.35%

Capital adequacy

Total Regulatory capital (US$Mn)	671.6	695.7	713.7
Tier I Capital (US$Mn)	586.0	631.7	636.3
Net equity as a percentage of period end total assets	9.10%	10.95%	9.23%
Regulatory capital / risk-weighted assets	13.82%	14.39%	14.03%

Average balances (US$Mn) (3)

Interest earning assets	5,940.0	6,244.8	6,600.7
Total Assets	6,681.0	7,135.1	7,618.1
Net equity	626.1	736.8	765.8

Additional data

No. of outstanding shares (millions)	1,202	1,226	1,226
No. of employees	7,652	7,694	7,632
Inflation rate ( Wholesale price index)	2.83%	-0.02%	0.34%
Exchange rate (S/. per 1 U.S. Dollar)	3.46	3.28	3.26

(1)Shares outstanding of 1,226 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2)Ratios are annualized.

(3)Averages are determined as the average of period-beginning and period-ending balances.

(4)Total income includes net interest income and other income, excluding non-recurring items.

(5)Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment and non-recurring items.

ATLANTIC SECURITY HOLDING CORPORATION
Table 7
SELECTED FINANCIAL DATA
(Thousands of U.S. Dollars, except net income per share, and percentages)

	Three months ended

	31.03.04	31.12.04	31.03.05

Results

Net Interest Income (w/o dividends)	3,383	3,398	3,173
Dividend income	4,871	30	11,727
Provisions for credit and market risks	1,034	148	1,100
Commissions and fee income	1,116	1,142	1,357
Other Income(1)	1,252	1,962	1,903
Operating Expense	1,864	2,378	1,949
Net Income	7,725	4,006	15,112
Net Income per share (US$)	0.19	0.07	0.25

Balance Sheets (end of period)

Total Assets	793,521	880,264	911,541
Loan portfolio, net	154,170	149,108	153,419
Marketable securities and investments	452,738	518,721	514,394
Total Deposits	638,118	686,058	720,352
Shareholders' equity	121,901	150,967	163,876
Funds under administration	691,200	746,632	774,308

Ratios (2)

Net interest margin / interest earning assets (3,4,5)	1.9%	1.8%	1.6%
Return on average stockholders' equity(4)	26.3%	10.8%	38.4%
Return on average total assets(4)	3.9%	1.8%	6.7%
Past due loans as a percentage of total loans	2.4%	0.2%	0.0%
Reserves for loan losses as a percentage
of total loans	3.3%	2.1%	1.9%
Operating expense / total income(6)	17.5%	36.4%	10.7%
Operating expense / average total assets(4)	0.9%	1.1%	0.9%
Operating expense / average total assets +
funds under management(4)	0.5%	0.6%	0.5%

(1)      Includes realized gains in securities.
(2)      Averages are determined as the average of period-beginning and period-ending balances.
(3)      Averages determined from monthly balances.
(4)      Annualized.
(5)      Without considering dividend income and dividend earning assets.
(6)      Without considering provisions for investments.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
Table 8
SELECTED FINANCIAL DATA(1)
(In U.S. Dollars in thousands, except net income per share)

	As of and for the three month period ended

	31.03.04	31.12.04	31.03.05

Results

Total gross Premiums	69,299	93,548	83,956
Net Premiums Earned	40,865	60,265	54,237
Change in Reserves	17,816	13,047	18,190
Net Underwriting Results	5,768	9,958	7,279
Net Financial Income	8,212	8,985	8,724
General Expenses	8,806	14,633	10,788
Net Income	3,636	2,485	2,883
Net Income per share (US$)(2)	0.16	0.10	0.12

Balance Sheets (end of period)

Total Assets	596,263	671,120	707,197
Investments in Secur. and Real estate	408,121	477,994	507,424
Technical Reserves	324,987	398,439	487,169
Net Equity	133,457	143,314	169,839

Ratios

Net underwriting results	8.3%	10.6%	8.7%
Total loss ratio	46.4%	48.3%	53.8%
Return on avge. equity (3)(4)	8.2%	6.0%	7.6%
Return on total premiums	4.8%	2.2%	3.4%
Shareholders' Equity / Total Assets	25.4%	21.4%	24.0%
Increase in Risk Reserves	30.4%	17.8%	25.1%
Combined Ratio (5)	92.3%	96.1%	98.6%

-Net Claims / Net Premiums Earned	62.0%	70.8%	74.3%
-Op. Exp.+Comiss./Net Prems. Earned	30.3%	25.4%	24.3%
Operating expense/Net Earn. Premiums	21.5%	24.3%	19.9%
Oper. expense / Avge. assets (3)(4)	6.1%	9.1%	6.4%

(1)Financial statements following IFRS rules in U.S. Dollars. In 2004 certain amounts are estimated from adjusted Peruvian GAAP records.

(2)Based on 24.2 million shares in all periods.

(3)Averages are determined as the average of period-beginning and period-ending balances.

(4)Annualized.

(5)Does not include the life insurance subsidiary Pacifico Vida.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2005

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.